                          SECURITIES AND EXCHANGE COMMISSION

                                   WASHINGTON, D.C.


                                      FORM U-57




                    NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS




                           Filed under Section 33(a) of the
                Public Utility Holding Company Act of 1935, as amended
                                   (the "1935 Act")




                           DISTRIBUIDORA DE GAS CUYANA S.A.
                          (Name of Foreign Utility Company)



                               LG&E INTERNATIONAL INC.
                     (Name of filing company, if filed on behalf
                            of a foreign utility company)






              The Commission is requested to address communications to:


    Patrick R. Northam                 Earle H. O'Donnell
    Assistant Secretary                Donna M. Attanasio
    LG&E International Inc.            Andrew B. Young
    220 West Main Street               Dewey Ballantine
    Louisville, Kentucky 40232         1775 Pennsylvania Ave., N.W.
                                       Washington, D.C.  20006





                                  February 11, 1997

                                                              FILE NO.

         LG&E International Inc. ("LG&E International"), on behalf of Distribuidora de Gas Cuyana S.A. ("Cuyana"), an Argentinean sociedad anomina, hereby files with the Securities and Exchange Commission, pursuant to Section 33 of the Public Utility Holding Company Act of 1935 ("Act"), as amended by Section 715 of the Energy Policy Act of 1992, P.L. 102-487, and Rule 57 of the implementing regulations thereunder, 17 C.F.R. Section 250.57, this Notice claiming exemption as a foreign utility company.
         In support of this claim for exemption, the following information is submitted.

                                        ITEM 1

         STATE THE NAME OF THE ENTITY CLAIMING FOREIGN UTILITY COMPANY STATUS AND ITS BUSINESS ADDRESS.
The company claiming foreign utility company status within the meaning of
Section 33(a)(3) of the Act is:
              Distribuidora de Gas Cuyana S.A.
              Carlos Maria Della Paolera No. 299
              27th Floor
              Buenos Aires, Argentina


Neither Cuyana nor any subsidiary company is a public utility company operating in the United States.

         DESCRIPTION OF THE FACILITIES USED FOR THE GENERATION,
         TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

Cuyana is a Argentinean company whose sole purpose is to own and operate facilities for the distribution of natural gas at retail within the provinces of Mendoza, San Juan, and San Luis, in Argentina. Cuyana has the exclusive right to provide natural gas distribution services within its region. Cuyana owns approximately 7,200 Km of network pipeline but does not own any compression stations, gas processing facilities, or gas storage facilities.

         TO THE EXTENT KNOWN, IDENTIFY EACH PERSON THAT HOLDS FIVE PERCENT OR MORE OF ANY CLASS OF VOTING SECURITIES OF THE FOREIGN UTILITY COMPANY AND DESCRIBE THE AMOUNT AND NATURE OF SUCH INTEREST.

There are eight entities which together will own 100% of the stock (the only voting stock) of Cuyana. These companies are:

    (1) LG&E International, a Delaware corporation, which is an indirect wholly-owned subsidiary of LG&E Energy Corp. ("LG&E Energy"). LG&E Energy, a Kentucky corporation, is a public utility holding company exempt from registration under Section 3(a)(1) of the Act. LG&E International will own 2.16% of the shares of Cuyana directly and will have an additional 12.24% indirect interest in Cuyana through its ownership of 24% of the shares of Inversora de Gas Cuyana S.A., as described below. Directly and indirectly, LG&E International will own approximately 14.4% of the total shares of Cuyana.
    (2) Sideco Americana S.A., an Argentinean corporation whose controlling shareholder is SOCMA AMERICANA S.A., will own approximately 4.59% of the shares of Cuyana directly and will have an additional 26.01% indirect interest in Cuyana through its ownership of 51% of the shares of Inversora de Gas Cuyana S.A., as described below. Directly and indirectly, Sideco Americana, S.A. will own approximately 30.60% of the total shares of Cuyana.
    (3) Societ Italiana Per Il Gas Per Azione ("Italgas"), an Italian corporation, will own approximately 2.25% of the shares of Cuyana directly and will have an additional 12.75% indirect interest in Cuyana through its ownership of 25% of the shares of Inversora de Gas Cuyana S.A., as described below. Directly and indirectly, Italgas will own approximately 15% of the total shares of Cuyana.
    (4) Inversora de Gas Cuyana S.A. ("Inversora Cuyana"), a holding company that will be owned by Sideco Americana S.A. (51%), LG&E International (24%), and Italgas (25%), will own approximately 51% of the shares of Cuyana. The ownership interest of Inversora Cuyana is inclusive of the indirect ownership interests of Sideco Americana S.A., LG&E International, and Italgas, described above.
    (5) Programa de Propiedad Participada, an employee stock ownership program, will own approximately 10% of the shares of Cuyana.
    (6) Provincia de Mendoza, which is an Argentine Provincial subdivision, will own approximately 10.23% of the shares of Cuyana.
    (7) Banco de Mendoza, a recently privatized Argentinean bank, will own approximately 9.88% of the shares of Cuyana.
    (8) Banco de Previsi n Social, a recently privatized Argentinean bank, will own approximately 9.88% of the shares of Cuyana.

                                        ITEM 2
         STATE THE NAME OF ANY DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY AND, IF APPLICABLE, ITS HOLDING COMPANY, AND A DESCRIPTION OF THE RELATIONSHIP BETWEEN THE FOREIGN UTILITY COMPANY AND SUCH COMPANY, AND THE PURCHASE PRICE PAID BY ANY SUCH DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY FOR ITS INTEREST IN THE FOREIGN UTILITY COMPANY.


Cuyana will be an associate company of Louisville Gas and Electric Company, which is a public-utility company. Louisville Gas and Electric

Company is a direct, wholly-owned subsidiary of LG&E Energy. Louisville Gas and Electric Company will have no interest in Cuyana and, therefore, the purchase price disclosure is inapplicable.

EXHIBIT A
         The Commission has previously recognized the adequacy of the Kentucky Public Service Commission's oversight of LG&E Energy's activities for purposes of Section 33 of the Act. letter dated February 22, 1994
(File No. 132-3).
         Accordingly, Cuyana meets the criteria set forth in Section 33(a) for qualification as a "foreign utility company."

SIGNATURE
         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.




                        By:  /s/ Patrick R. Northam
                             -----------------------
                             Patrick R. Northam
                             Assistant Secretary
                             LG&E International Inc.


                        For:  Distribuidora de Gas Cuyana S.A.